UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                 SCHEDULE 13G/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                              POORE BROTHERS, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                  732813-10-0
                                 (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[X] Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 732813-10-0                                          PAGE 2 OF 6 PAGES
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================================================================================
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

      Mark S. Howells
      --------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                         (b) [ ]
      --------------------------------------------------------------------------
3     SEC USE ONLY
      --------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
      -----------------------------------------------------------------------
                    5  SOLE VOTING POWER
                       768,137 shares
       NUMBER OF       ---------------------------------------------------------
        SHARES      6  SHARED VOTING POWER
      BENEFICIALLY     -0-
       OWNED BY        ---------------------------------------------------------
         EACH       7  SOLE DISPOSITIVE POWER
       REPORTING       768,137 shares
        PERSON         ---------------------------------------------------------
         WITH:      8  SHARED DISPOSITIVE POWER
                       -0-
                       ---------------------------------------------------------

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      768,137 shares
      -----------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]


      -----------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      9.3%
      -----------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

      IN
      -----------------------------------------------------------------------
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CUSIP NO. 732813-10-0                                          PAGE 3 OF 6 PAGES
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ITEM 1(A). NAME OF ISSUER:

           Poore Brothers, Inc.

ITEM 1(B). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

           3500 South La Cometa Drive
           Goodyear, Arizona 85338

ITEM 2(A). NAME OF PERSON FILING:

           Mark S. Howells

ITEM 2(B). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

           Principal Business Office:
           Arizona Securities Group, Inc. d/b/a Puglisi Howells & Co. 2390 E. Camelback Road, Suite 203
           Phoenix, Arizona 85016

ITEM 2(C). CITIZENSHIP:

           United States

ITEM 2(D). TITLE OF CLASS OF SECURITIES:

           Common Stock, par value $.01 per share

ITEM 2(E). CUSIP NUMBER:

           732813-10-0

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR
        (c), CHECK WHETHER THE PERSON FILING IS A:

            (a) [ ] Broker or Dealer registered under Section 15 of the Act.


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CUSIP NO. 732813-10-0                                          PAGE 4 OF 6 PAGES
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            (b) [ ]  Bank as defined in Section 3(a)(6) of the Act.

            (c) [ ]  Insurance  Company as defined in Section  3(a)(19) of the
                     Act.

            (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940.

            (e) [ ]  An   Investment   Adviser   in   accordance   with  Rule
                     13d-1(b)(1)(ii)(E).

            (f) [ ] An Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F).

            (g) [ ] A Parent  Holding  Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

            (h) [ ] A Savings  Association  as defined in Section  3(b) of the
                    Federal Deposit Insurance Act .

            (i) [ ] A Church Plan that is excluded  from the  definition of an
                    investment   company  under  Section   3(c)(14)  of  the
                    Investment Company Act of 1940.

            (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP.

            (a)   Amount beneficially owned:

                  768,137 shares (includes 400,000 shares which are issuable upon the exercise of stock options; excludes 60,000 shares held of record by trusts with a former spouse of Mr. Howells for the benefit of Mr. Howells' children; excludes 10,000 shares which are issuable upon the exercise of stock options that are not exercisable within 60 days).

            (b)   Percent of class:

                  9.3%

            (c)   Number of shares as to which such person has:

                (i)  Sole power to vote or to direct the vote:    768,137 shares
               (ii)  Shared power to vote or to direct the vote:      -0-
               (iii) Sole power to dispose or to direct the
                     disposition of:                              768,137 shares
               (iv)  Shared power to dispose or to direct the
                     disposition of:                                  -0-
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CUSIP NO. 732813-10-0                                          PAGE 5 OF 6 PAGES
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ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

     Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

     Mr. Howells is a principal and the Chief Executive Officer of Arizona Securities Group, Inc., d/b/a Puglisi Howells & Co., a registered securities broker-dealer. Jeffrey J. Puglisi, also a principal and the President of Arizona Securities Group, Inc., is also the beneficial owner of shares of Poore Brothers, Inc.'s common stock. Mr. Howells does not share any power with respect to Mr. Puglisi's shares and Mr. Puglisi does not share any power with respect to Mr. Howells' shares. Mr. Howells disclaims the existence of a "group" as a result of his relationship with Mr. Puglisi.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

     Not applicable.

ITEM 10. CERTIFICATION.

     Not applicable.
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CUSIP NO. 732813-10-0                                          PAGE 6 OF 6 PAGES
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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             February 11, 1999
                                             -----------------------------------
                                             (Date)

                                             /s/ Mark S. Howells
                                             -----------------------------------
                                             (Signature)

                                             Mark S. Howells
                                             -----------------------------------
                                             (Name/Title)